UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

SECUREWORKS CORP.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

81374A105

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81374A105	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Centerview Capital Technology Fund (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,216,481 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,216,481 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,216,481 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 10,671,149 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 7, 2016.

CUSIP No. 81374A105	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Centerview Capital Technology Fund-A (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 437,536 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 437,536 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,536 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 10,671,149 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 7, 2016.

CUSIP No. 81374A105	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Centerview Capital Technology Employee Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 87,053 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 87,053 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,053 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 10,671,149 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 7, 2016.

CUSIP No. 81374A105	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Centerview Capital Technology Fund GP (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,741,070 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,741,070 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,741,070 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 10,671,149 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 7, 2016.

CUSIP No. 81374A105	13G	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Centerview Capital Technology Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,741,070 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,741,070 shares (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,741,070 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	The percentage is calculated using the 10,671,149 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on December 7, 2016.

CUSIP No. 81374A105	13G	Page 7 of 9 Pages

Item 1(a)	Name of Issuer:

SecureWorks Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

One Concourse Parkway NE, Suite 500, Atlanta, Georgia 30328

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Centerview Capital Technology Fund (Delaware), L.P. (“CCTF”), Centerview Capital Technology Fund-A (Delaware), L.P. (“CCTFA”) and Centerview Capital Technology Employee Fund, L.P. (“CCTE” and together with CCTF and CCTFA, the “CCT Funds”), Centerview Capital Technology Fund GP (Delaware), L.P. (“CCTF GP”) and Centerview Capital Technology Ltd. (“CCT”) (collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 600 Ramona Street, 2nd Floor, Palo Alto, California 94301.

Item 2(c)	Citizenship:

Each of CCTF, CCTFA, CCTE and CCTF GP is a limited partnership organized under the laws of the State of Delaware.

CCT is an exempted limited company organized under the laws of the Cayman Islands.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”).

Item 2(e)	CUSIP Number:

81374A105

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

CUSIP No. 81374A105	13G	Page 8 of 9 Pages

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned as of the date hereof:

CCTF directly owns 1,216,481 shares of the Issuer’s Class A Common Stock, or approximately 11.4% of the total number of shares of Class A Common Stock outstanding. CCTFA directly owns 437,536 shares of the Issuer’s Class A Common Stock, or approximately 4.1% of the total number of shares of Class A Common Stock outstanding. CCTE directly owns 87,053 shares of the Issuer’s Class A Common Stock, or approximately 0.8% of the total number of shares of Class A Common Stock outstanding.

CCTF GP, in its capacity as the general partner of the CCT Funds, has the ability to direct the decisions regarding the vote or disposition of securities directly held by the CCT Funds. Therefore, CCTF GP may be deemed to share voting and dispositive power with respect to the shares of Class A Common Stock of the Issuer held by the CCT Funds. CCT, in its capacity as the general partner of CCTF GP, has the power to direct the decisions of CCTF GP regarding the vote or disposition of securities directly held by the CCT Funds. Therefore, CCT may be deemed to share voting and dispositive power with respect to the shares of Class A Common Stock of the Issuer held by the CCT Funds. CCT must consult with and obtain the consent of the investment committee for the CCT Funds (comprised of David Dorman, David Handler, Edwin B. Hooper III, Dr. Yagyensh C. (Buno) Pati, Robert Pruzan and David St. Jean) with respect to all matters and decisions related to the CCT Funds’ investments.

(b)	Percent of class: See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

(ii) shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii) sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv) shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

CUSIP No. 81374A105	13G	Page 9 of 9 Pages

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired theSecurity Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 13, 2017.

CENTERVIEW CAPITAL TECHNOLOGY FUND (DELAWARE), L.P. By: Centerview Capital Technology Fund GP (Delaware), L.P. Its: General Partner By: Centerview Capital Technology Ltd. Its: Ultimate General Partner

By:	/s/ Edwin B. Hooper III
Name:	Edwin B. Hooper III
Title:	Director

CENTERVIEW CAPITAL TECHNOLOGY FUND -A (DELAWARE), L.P.

By: Centerview Capital Technology Fund GP (Delaware), L.P.

Its: General Partner

By: Centerview Capital Technology Ltd.

Its: Ultimate General Partner

By:	/s/ Edwin B. Hooper III
Name:	Edwin B. Hooper III
Title:	Director

CENTERVIEW CAPITAL TECHNOLOGY EMPLOYEE FUND, L.P. By: Centerview Capital Technology Fund GP (Delaware), L.P. Its: General Partner By: Centerview Capital Technology Ltd. Its: Ultimate General Partner

By:	/s/ Edwin B. Hooper III
Name:	Edwin B. Hooper III
Title:	Director

CENTERVIEW CAPITAL TECHNOLOGY FUND GP (DELAWARE), L.P. By: Centerview Capital Technology Ltd. Its: Ultimate General Partner

By:	/s/ Edwin B. Hooper III
Name:	Edwin B. Hooper III
Title:	Director

CENTERVIEW CAPITAL TECHNOLOGY LTD.

By:	/s/ Edwin B. Hooper III
Name:	Edwin B. Hooper III
Title:	Director

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement dated as of February 13, 2017, by and among each of the Reporting Persons.